================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of April

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [X]   Form 40-F  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes    [ ]     No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:  /s/ Leonard Fertig
     ------------------------
     Leonard Fertig
     Chief Executive Officer

Date: April 25, 2005

             FUTUREMEDIA AWARDED E-LEARNING CONTRACT BY BARCLAYS

    BRIGHTON, England, April 25 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and services provider, today announced the launch of a learning portal for the Barclays Wealth Academy, building a community of wealth professionals within Barclays Private Clients division. This division offers a range of financial services to Barclays high net worth clients, including private banking, estate planning and stockbroking.

    The design and development of the portal, created in partnership with Barclays, carries a large amount of learning content provided by wealth experts -- allowing users to tap into existing expertise from within and outside the Barclays organization. Together with the opportunity for two-way communication to all of Barclays Private Clients staff, some 7,000 employees, it provides just-in-time access to knowledge and best practice.

    Paul Rudd, Director of the Wealth Academy said, "We are delighted to announce the launch of this initiative, which will help our wealth managers provide up-to-date, technically correct advice and excellent client service. The portal has been implemented at great pace -- in only six weeks, which is a record for the creation of a sophisticated learning solution within Barclays, but everything we have done has been validated at senior level by the business. The quality of the end product is a tribute to the rigorous design processes that have been employed, and to our close relationship with the team from Futuremedia. They responded with great professional ability to a complex and difficult task."

    Leonard M. Fertig, CEO of Futuremedia, said, "Our relationship with Barclays Wealth Academy is proof of Futuremedia's ability to provide advanced learning solutions for clients who demand answers to complex challenges, at pace. Working alongside Barclays, we created the Wealth Academy portal in only six weeks; its launch is the beginning of a number of community based learning portals we are jointly developing."

    About Barclays Wealth Management:

    Barclays wealth management business sits within its Private Clients division, and regards its people as fundamental to business success -- it is critical they are of the right quality and have the right level of expertise. This focus on quality has already ensured Private Clients is the leading branded European affluent bank and the number one retail stockbroker. Barclays Wealth Academy has been established, with its strapline of "mind enriching", as a clear demonstration of commitment to developing employees.

    About Futuremedia:

    Futuremedia is a leading company in the e-Learning market with 20 years experience in providing technology-based solutions to public and private sector organizations. Services include: learning consultancy, custom made learning programs, an extensive library of published courseware titles and needs analysis and follow up of individual employees.

    Futuremedia's customers include Britvic, BT, BUPA, Capita, the UK Crown Prosecution Service, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/25/2005
    /CONTACT:  Mike Smargiassi, or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, or ir@futuremedia.co.uk, for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk